U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed  pursuant to Section  16(a) of the  Securities  Exchange  Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1.   Name and Address of Reporting Person*

CANADIAN ADVANTAGE LIMITED PARTNERSHIP
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   (Last)                            (First)              (Middle)


c/o VMH MANAGEMENT LIMITED
120 ADELAIDE STREET WEST
18TH FLOOR
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                                    (Street)

TORONTO, ONTARIO, CANADA                                M5H 1T1
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   (City)                            (State)                (Zip)

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2.   Date of Event Requiring Statement (Month/Day/Year)

03/31/02
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4.   Issuer Name and Ticker or Trading Symbol

eAUTOCLAIMS.COM, INC.
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5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [x]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


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6.   If Amendment, Date of Original (Month/Day/Year)


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7.   Individual or Joint/Group Filing  (Check applicable line)

     [_]  Form Filed by One Reporting Person

     [x]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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


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Common Stock                            2,991,504                               D
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Common Stock                            1,137,330                               I                       See note below.
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Common Stock                            100                                     I                       See note below.
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

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print of Type Responses)

                                                                          (Over)
Note:

Non-Derivative Securities: Canadian Advantage Limited Partnership ("CALP") and Advantage (Bermuda) Fund, Ltd. ("ABFL") converted an aggregate of 210 shares of the issuer's Series A Convertible Preferred Stock ("Preferred Stock") into 4,097,951 shares of the Issuer's common stock, 2,991,504 shares for CALP and 1,106,446 shares for ABFL. Fetu Holdings, Ltd. ("Fetu") owns 100 shares of the issuer's common stock. Additionally, Thomson Kernaghan, & Co Ltd., CALP and ABFL hold, respectively, 188,165, 229,950, and 85,050, stock purchase warrants for shares of the issuer's common stock.

Derivative Securities: CALP owns Stock Purchase Warrants to purchase an aggregate of 229,950 shares of the Issuer's common stock; ABFL owns Warrants for an aggregate of 85,050 shares; and Thomson Kernaghan & Co Ltd. owns Warrants for an aggregate of 188,165 shares.

CALP, ABFL, Fetu and Thomson Kernaghan & Co Ltd. are under the common control of Mark E. Valentine, the Chairman of Thomson Kernaghan & Co Ltd., who has authority to vote and dispose the shares beneficially owned by any of them. Accordingly, Thomson Kernaghan & Co Ltd., CALP, ABFL, Fetu and Mark E. Valentine may be considered a group which beneficially owns all of the shares beneficially owned by any of them.

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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


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 Purchase Warrant (1)                   08/25/2005      Common Stock            109,500         $3.0875                 D See Note
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 Purchase Warrant (1)                   10/02/2005      Common Stock             65,700         $3.33                   D
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 Purchase Warrant (1)                   01/26/2006      Common Stock             54,750         $2.60                   D
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 Purchase Warrant (1)                   08/25/2006      Common Stock             40,500         $3.0875                 I
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 Purchase Warrant (1)                   10/02/2005      Common Stock             24,300         $3.33                   I
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 Purchase Warrant (1)                   01/26/2006      Common Stock             20,250         $2.60                   I
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 Agent's Warrant (1)                    08/25/2005      Common Stock             55,096         $4.50                   I
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 Agent's Warrant (1)                    10/02/2005      Common Stock             18,826         $4.50                   I
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 Agent's Warrant (1)                    12/05/2005      Common Stock             38,023         $4.50                   I
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 Agent's Warrant (1)                    01/26/2006      Common Stock             76,220         $4.50                   I
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
Explanation of Responses:




/s/ Mark Valentine                                              4/10/02
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                            (Print of Type Responses)

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